N E W S  R E L E A S E

For immediate release                             For more information, contact:
                                                   Dorothy Botnick, HydroChem
                                                   713-462-2130
                                                   Dennis Sheets, Valley Systems
                                                   330-854-4526


                 HYDROCHEM TO ACQUIRE VALLEY SYSTEMS OPERATIONS


HOUSTON,  September 9, 1998 -- HydroChem  Industrial  Services,  Inc. and Valley
Systems, Inc. announced today that HydroChem will acquire all of Valley's operational assets. The transaction is subject to finalizing schedules and exhibits to the definitive agreement, completing due diligence and obtaining regulatory and stockholder approval. The purchase price is approximately $29.8 million, plus the assumption of Valley's bank debt and certain other liabilities. The companies expect to conclude the acquisition during the fourth quarter of this year.

         Valley Systems (NASDAQ:VALE), based in Canal Fulton, Ohio, provides specialized industrial cleaning services, primarily ultra high pressure water jetting, metal cutting and vacuum services, to the primary metals, power generation, chemical, plastics, and petroleum refining industries. The company employs approximately 350 people and services customers from 18 locations. Revenue for the fiscal year ended June 30, 1998, was $24.4 million.

         "Valley Systems' experienced people,  specialized service offerings and
'blue  chip'  customer  base  complement   HydroChem's  growth  extremely  well,



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particularly  our  near-term  geographic  expansion  plans,"  said  Tom  Carter,
HydroChem  chairman  and  chief  executive  officer.    "With  these  additional
resources, HydroChem is well positioned to remain a leading provider of industrial cleaning services."

     Ed Strickland, president of Valley Systems, said, "Customers and cemployees of both companies will benefit greatly from the broader range of services and greater financial resources made possible by combining HydroChem and Valley Systems."

     HydroChem, based in Houston, has almost 1,900 employees and 50 offices throughout the U.S. and in Singapore. The company provides industrial cleaning services, including hydroblasting, chemical cleaning and vacuum services, to the petrochemical, oil refining, electric utility, pulp and paper and metals industries.


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